ATTACHMENT FOR CURRENT FILING OF N-SAR SUB-ITEM 77D

At a regular meeting held September 24-26, 2008, the Board of Trustees for the Registrant voted to approve an amendment to the JHF II AIM subadvisory agreement that will permit AIM to engage agents including affiliated agents to provide services to the JHF II funds it subadvises.

At a regular meeting held December 17-19, 2008, the Board of Trustees for the Registrant voted to approve that the benchmark index for the JHF II Small Cap Opportunities Fund be changed from the Russell 2000 Value Index to the Russell 2000 Index.